December 28 2017	TSX.V - GIGA

Giga Metals Announces Increased Private Placement

(Vancouver, B.C.) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V – GIGA), today announced that, due to investor interest, the previously announced (Dec. 15 2017) non-brokered Private Placement has been increased to up to 4,000,000 units at a price of $0.60 per unit for total gross proceeds of up to $2,400,000.00. Each unit will consist of one share and one-half warrant. The warrants will have a term of 3 years from the date of closing and each full warrant will be exercisable for one new share at a price of $0.70.

Finder’s fees may be payable on some or all of the units placed. The finder’s fees will consist of 6% of the gross cash proceeds payable in cash and finder’s warrants equal to 6% of the units placed. Each finder’s warrant will be exercisable at $0.70 for a term of one year after the closing date of the private placement.

Use of proceeds will be for general corporate purposes, metallurgical and engineering studies of the company’s Turnagain project and for potential acquisitions in the battery materials space.

The financing is subject to regulatory approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, CEO GIGA METALS CORPORATION

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION
IN THE UNITED STATES

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300	E: info@gigametals.com	W: www.gigametals.com